March 7, 2013

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on February 26, 2013, to be filed by our former client, The SpendSmart Payments Company (formerly known as BillMyParents, Inc.) We agree with the statements made in response to that Item insofar as they related to our Firm.

Very truly yours,